1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 13, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Morgan Stanley Multi Cap Growth Trust (the “Fund”)

(File No. 33-63685; 811-7377)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class IS shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 32 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 13, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please supplementally confirm that the Fund has considered whether its use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute,

from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.                               We confirm that the Fund has considered and determined that its use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.                            Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 3.                               The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 4.                            Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 4.                               The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests.

Comment 5.                            Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 5.                               This line item is not applicable to the Fund at this time.

Comment 6.                            Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 6.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.                            The disclosure in the first paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” states that the [a]dviser “…seeks to invest in high quality companies...” (Emphasis added). Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).

Response 7.                               The quality of a company in which the Fund invests is determined by the adviser’s investment process and by proprietary criteria of the adviser, and is not determined by the ratings of S&P and Moody’s.

Comment 8.                            The disclosure in the first paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” states that the Fund’s investments in equity securities may include convertible securities.  If the convertible securities in which the Fund may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 8.                               The Fund may invest in convertible securities rated below investment grade.  However, the Fund does not have a principal strategy to invest in convertible securities rated below investment grade. Disclosure regarding the Fund’s investments in convertible securities rated below investment grade is included in the Statement of Additional Information under the section entitled “II. Description of the Fund and Its Investments and Risks—B. Investment Strategies and Risks—Convertible Securities.”

Comment 9.                            The disclosure in the first paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” indicates that derivative instruments will be counted toward the Fund’s 65% investment policy of investing in common stocks of companies with market capitalizations, at the time of purchase, within the capitalization range of the companies comprising the Russell 3000® Growth Index, to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of common stocks of companies with market capitalizations, at the time of purchase, within the capitalization range of the companies comprising the Russell 3000® Growth Index.

Response 9.                               We respectfully acknowledge your comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Fund’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 10.                     Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  As a result, please delete the second sentence in the first paragraph in the section of the Prospectus entitled “Fund Summary—Purchase and Sale of Fund Shares.”

Response 10.                        While the referenced disclosure is not specifically included in the requirements set forth in Item 6 of Form N-1A, we believe that the referenced disclosure is explanatory in nature, is beneficial information for the shareholders and is not inconsistent with the disclosure required by such Item.

Comment 11.                     Please include the disclosure required by Item 8 of Form N-1A.

Response 11.                        We respectfully acknowledge your comment; however, the Fund and its related companies do not pay broker-dealers or other financial intermediaries for the sale of Class IS shares and therefore the disclosure required by Item 8 of Form N-1A is not applicable.

Comment 12.                     The disclosure in the penultimate paragraph under the section of the Prospectus entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Principal Investment Strategies” states that the Fund may invest in real estate investment trusts (“REITs”).  Unless disclosed elsewhere in the Prospectus, please state that Fund will incur duplicative investment management fees and other expenses.

Response 12.                        We note that the referenced disclosure has been moved to the section of the Prospectus newly entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information—Real Estate Investment Trusts and Foreign Real Estate Companies.” In addition, we note that the disclosure in the section entitled “Fund Details—Additional  Information about the Fund’s Investment

Objective, Strategies and Risks—Additional Risk Information—REITs and Foreign Real Estate Companies” states that the Fund indirectly bears REIT and foreign real estate company management expenses along with the direct expenses of the Fund.

Comment 13.                     The disclosure in the section of the Prospectus entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information—Fixed-Income Securities” states that Fund may also invest up to 35% of its net assets in investment grade fixed-income securities.  Please disclose the types of fixed-income securities in which the Fund may invest.

Response 13.                        The Fund may invest in fixed-income securities such as bonds, notes or commercial paper.  In addition, the Fund’s fixed-income investments may include zero coupon securities.  The disclosure has been revised as requested.

Comment 14.                     The disclosure in the section of the Prospectus entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Principal Risks—Common Stock and Other Equity Securities” states that a principal risk of investing in the Fund is associated with its investments in common stock and other equity securities. (Emphasis added).  Please supplementally explain what is meant by the underlined phrase.

Response 14.                        The Fund’s equity investments may include common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, depositary receipts, exchange-traded funds, limited partnership interests.

Comment 15.                     In the section of the Prospectus entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Additional Risk Information—Fixed-Income Securities,” the disclosure states that the Fund is not limited as to the maturities of the securities in which it invests.  The disclosure further describes duration risk.  Please consider explaining the difference between “maturity” versus “duration.”

Response 15.                        The disclosure has been revised as requested.

Comment 16.                     The Fund discloses that it may engage in transactions involving various types of swaps.  To the extent the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally

Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 16.                        We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Comment 17.                     The disclosure in the section of the Prospectus entitled “Fund Management” states that the composition of the team may change from time to time.  Please confirm supplementally that the Fund will notify shareholders of any change in the team responsible for the management of the Fund.

Response 17.                        In the event there is a change in the team that affects the person(s) who are primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund will file a supplement, as may be required, providing written notice to shareholders of such change(s).

Comment 18.                     The disclosure in the section of the Prospectus entitled “Fund Management” states that “[t]he Fund pays the [a]dviser a monthly advisory fee as full compensation for services and facilities furnished to the Fund, and for Fund expenses assumed by the [a]dviser.  (Emphasis added.) Please confirm supplementally that the adviser may not recapture fees or expenses that are waived or reimbursed.

Response 18.                        We confirm that the Fund’s adviser may not recapture or recoup fees or expenses that are waived or reimbursed.

Comment 19.                     Please explain supplementally what is meant by “(net of affiliated rebates, if applicable)” in the section of the Prospectus entitled “Fund Management.”

Response 19.                        The Fund invests in the Institutional Class of the Morgan Stanley Institutional Liquidity Funds — Money Market Portfolio (the “Liquidity Funds”), an open-end management investment company managed by the Fund’s adviser. Advisory fees paid by the Fund are reduced by an amount equal to its pro-rata share of the advisory and administration fees paid by the Fund due to its investment in the Liquidity Funds.

Comment 20.                     Please revise the section of the Prospectus entitled “How to Sell Shares—Payments-in-Kind” to state that a shareholder would be subject to market risks associated with investments in the securities received as redemption proceeds.

Response 20.                        The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 21.                     With respect to the Fund’s fundamental investment restriction regarding industry concentration, please explain the basis for not applying this restriction to investments in cash equivalents.

Response 21.                        Upon our review of Guide 19 and the relevant Staff no-action letters, we agree that the carve out to the Fund’s industry concentration policy should apply only to the purchase of obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. However, because the Fund’s industry concentration policy is a fundamental investment restriction, we are not able to change it without shareholder vote. However, we note supplementally that the Fund will not invest 25% or more of the value of its total assets in cash equivalents of issuers in any single industry (with the exception of the carve out for obligations issued or guaranteed by the U.S. Government, its agencies or its instrumentalities).

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                         the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Tara A. Farrelly of Morgan Stanley at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Tara A. Farrelly